Leo Holdings III Corp

Albany Financial Center

South Ocean Blvd

Suite #507

P.O. Box SP-63158

New Providence, Nassau

The Bahamas

February 25, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Leo Holdings III Corp

Registration Statement on Form S-1

File No. 333-252294

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Leo Holdings III Corp (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:30 p.m., Eastern Time, on February 25, 2021, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis LLP, request by telephone that such Registration Statement be declared effective.

Please contact Christian O. Nagler, of Kirkland & Ellis LLP, special counsel to the Company, at (212) 446-4660, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Lyndon Lea
Lyndon Lea
President and Chief Executive Officer